Exhibit 99.1

SHAREHOLDERS OF ELDORADO RESORTS AND ISLE OF CAPRI CASINOS

VOTE TO APPROVE ELDORADO’S ACQUISITION OF ISLE OF CAPRI

Reno, Nev. and St. Louis, Mo. (January 25, 2017) –Eldorado Resorts, Inc. (NASDAQ: ERI) (“Eldorado”) and Isle of Capri Casinos, Inc. (NASDAQ: ISLE) (“Isle of Capri” or “Isle”) announced that, at separate Special Meetings of Shareholders today, their respective shareholders approved certain actions in connection with Eldorado’s acquisition of Isle of Capri. The transaction is expected to be consummated in the second quarter of 2017 and remains subject to the approval of applicable gaming authorities, and other customary closing conditions.

Holders of over 99% of the Eldorado shares that voted on the issuance of shares of Eldorado common stock in the merger cast their votes in favor, representing approximately 85% of Eldorado’s outstanding common stock as of the record date for the shareholder meeting. Holders of over 99% of the Isle shares that voted on the merger cast their votes in favor, representing approximately 84% of Isle’s outstanding common stock as of the record date for the shareholder meeting. Both Eldorado and Isle will file a Current Report on Form 8-K with the respective final results of the votes. Eldorado and Isle shareholders also approved each of the other matters on their respective meeting agendas including the Isle shareholders’ approval, on an advisory basis, of certain payments to Isle’s executive officers in connection with the merger.

Gary Carano, Chairman and Chief Executive Officer of Eldorado, commented, “The acquisition of Isle of Capri represents a significant milestone in our long-term strategy to expand our regional gaming platform through accretive acquisitions. Upon completion of the transaction we will substantially increase the scale of our gaming operations and further diversify the geographic reach of Eldorado. After giving effect to the planned dispositions of Isle of Capri Casino Hotel Lake Charles and Lady Luck Casino Marquette, the combined operations of Eldorado and Isle will feature approximately 20,290 slot machines and VLTs, more than 550 table games and over 6,550 hotel rooms in ten states. The transaction is expected to be immediately accretive to our free cash flow and diluted earnings per share, inclusive of identified cost synergies of approximately $35 million expected in the first year following the completion of the transaction.

“Since entering into the agreement, we have made progress towards the completion of the transaction including dialogue and meetings with gaming regulators and the development of detailed plans to optimize the operations of the combined company’s properties. We expect that our planned initiatives to implement our margin enhancement strategies across the Isle of Capri property portfolio while elevating the customer experience by marrying best practices from both companies will position Eldorado for near and long-term success.”

Eric Hausler, Chief Executive Officer of Isle of Capri, added, “Today’s vote is an important step towards providing Isle of Capri shareholders with substantial and immediate value, as well as the opportunity to participate in the upside potential of the combined company through the transaction with Eldorado. I believe Eldorado has a solid plan in place to quickly integrate the two companies and I look forward to working closely with the Eldorado team to bring our companies together to realize the benefits of this compelling combination and ensure a smooth transition.”

Transaction Details

On September 19, 2016, Eldorado and Isle announced that they entered into a definitive merger agreement whereby Eldorado will acquire all of the outstanding shares of Isle of Capri for $23.00 in cash or 1.638 shares of Eldorado common stock, at the election of each Isle of Capri shareholder, reflecting total consideration of approximately $1.7 billion, inclusive of $929 million of long-term debt of Isle of Capri and its subsidiaries. Elections are subject to proration such that the outstanding shares of Isle common stock will be exchanged for aggregate consideration comprised of 58% cash and 42% Eldorado common stock. Upon completion of the transaction, Eldorado and Isle of Capri shareholders will hold approximately 62% and 38%, respectively, of the combined company’s outstanding shares. In addition, subject to mutual agreement by both companies, two members of the Isle of Capri Board of Directors, Bonnie Biumi and Gregory J. Kozicz, will be designated as members of the Eldorado Board of Directors effective immediately following the closing of the transaction. Eldorado has received committed financing for the transaction totaling $2.1 billion from J.P. Morgan.

J.P. Morgan is acting as exclusive financial advisor and Milbank Tweed Hadley & McCloy LLP is acting as legal counsel to Eldorado in connection with the proposed transaction. Credit Suisse is acting as exclusive financial advisor and Mayer Brown LLP is acting as legal counsel to Isle of Capri in connection with the proposed transaction.

About Eldorado Resorts, Inc.

Eldorado Resorts is a casino entertainment company that owns and operates seven properties in five states, including the Eldorado Resort Casino, the Silver Legacy Resort Casino and Circus Circus Resort Casino in Reno, NV; the Eldorado Resort Casino in Shreveport, LA; Eldorado Gaming Scioto Downs in Columbus, OH; Mountaineer Casino Racetrack & Resort in Chester, WV; and Presque Isle Downs & Casino in Erie, PA. For more information, please visit www.eldoradoresorts.com.

On September 19, 2016 the Company announced that it entered into a definitive merger agreement to acquire Isle of Capri Casinos, Inc. (NASDAQ: ISLE) for total consideration of $1.7 billion. Upon completion of the transaction, expected to occur in the second quarter of 2017, Eldorado will add 12 additional properties to its portfolio taking into account announced divestitures.

About Isle of Capri Casinos, Inc.

Isle of Capri Casinos, Inc. is a leading regional gaming and entertainment company dedicated to providing guests with an exceptional experience at each of the 14 casino properties that it owns or operates, primarily under the Isle and Lady Luck brands. Isle currently operates gaming and entertainment facilities in Colorado, Florida, Iowa, Louisiana, Mississippi, Missouri, and Pennsylvania. More information is available at the Company’s website, www.islecorp.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding our strategies, objectives and plans for future development or acquisitions of properties or operations, as well as expectations, future operating results and other information that is not historical information. When used in this press release, the terms or phrases such as “anticipates,” “believes,” “projects,” “plans,” “intends,” “expects,” “might,” “may,” “estimates,” “could,” “should,” “would,” “will likely continue,” and variations of such words or similar expressions are intended to identify forward-looking statements. Although our expectations, beliefs and projections are expressed in good faith and with what we believe is a reasonable basis, there can be no assurance that these expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from those expressed in the forward-looking statements which are included elsewhere in this press release. Such risks, uncertainties and other important factors include, but are not limited to: the timing of consummating a potential transaction between Eldorado and Isle; the ability and timing to obtain required regulatory approvals (including approval from gaming regulators) and satisfy or waive other closing conditions; the possibility that the merger does not close when expected or at all or that the companies may be required to modify aspects of the merger to achieve regulatory approval; Eldorado’s ability to realize the synergies contemplated by a potential transaction; Eldorado’s ability to promptly and effectively integrate the business of Eldorado and Isle; uncertainties in the global economy and credit markets and its potential impact on Eldorado’s ability to finance the transaction; the outcome of any legal proceedings that may be instituted in connection with the transaction; the ability to retain certain key employees of Isle; the possibility of a material adverse change affecting Eldorado or Isle; the possibility that the business of Eldorado or Isle may suffer as a result of the announcement of the transaction; Eldorado’s ability to obtain financing on the terms expected, or at all; changes in value of our common stock between the date of the merger agreement and the closing of the merger; our substantial indebtedness and the impact of such obligations on our operations and liquidity; competition; our geographic concentration; sensitivity of our operations to reductions in discretionary consumer spending and changes in general economic and market conditions; governmental regulations and increases in gaming taxes and fees in jurisdictions in which we operate; risks relating to pending claims or future claims that may be brought against us; the effect of disruptions to our information technology and other systems and infrastructure; construction factors relating to maintenance and expansion of operations; our ability to attract and retain customers; weather or road conditions limiting access to our properties; the effect of war, terrorist activity, natural disasters and other catastrophic events; and competition to attract and retain management and key employees.

In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur. These forward-looking statements speak only as of the date of this press release, even if subsequently made available on our website or otherwise, and we do not intend to update publicly any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made, except as may be required by law.

Important Information for Investors and Stockholders

The information in this press release is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction between ERI and Isle, ERI filed a registration statement on Form S-4 (File No. 333-214422) with the Securities and Exchange Commission (the “SEC”) that was declared effective on December 29, 2016 and contains a definitive joint proxy statement of ERI and Isle that also constitutes a prospectus of ERI, which was mailed to shareholders of ERI and Isle on or about January 4, 2017. This communication is not a substitute for the joint proxy statement/prospectus or any other document that ERI or Isle may file with the SEC or send to their shareholders in connection with the proposed transaction. SECURITY HOLDERS OF ELDORADO AND ISLE ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN SUCH MATERIALS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by Eldorado and Isle will be available without charge at the SEC’s website, www.sec.gov, or by directing a request to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Isle of Capri Casinos, Inc. by mail at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141, Attention: Investor Relations, by telephone at (314) 813-9200, or by going to the Investors page on Isle’s corporate website at www.islecorp.com.

Eldorado Resorts Contacts:

Thomas Reeg	Joseph N. Jaffoni, Richard Land
President and Chief Financial Officer	JCIR
Eldorado Resorts, Inc.	(212) 835-8500
(775) 328-0112	eri@jcir.com
investorrelations@eldoradoresorts.com

Isle of Capri Contacts:

Eric Hausler	Jill Alexander
Chief Executive Officer	Senior Director of Corporate Communication
(314) 813-9205	(314) 813-9368

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